REGI U.S., INC.
REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

REGI U.S., Inc.
(the “Company” or “Reg” or “REGI”)

REGI U.S., INC. / REG TECHNOLOGIES INC. Announce
CEO Clips feature presentation airing on BNN

For Immediate Release: January 11, 2008. Vancouver, BC – REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) announces CEO (Company Executives Online) Clips, a series of one to two minute corporate profiles on North American companies, will feature REGI U.S. Inc and Reg Technologies, Inc. on the BUSINESS NEWS NETWORK airing January 14 to January 20, 2008. The clip focuses on building brand awareness for RGUS and the Company’s RadMax® technology. The clip will be shown throughout BNN’s prime weekly schedule and throughout the weekend.

The clip can also be viewed online via this link:www.btv.com/i/videos/BNNRegiUS.wmv

In addition, it will be posted on Yahoo Finance Canada, MSN Finance, Stockhouse.com., and at www.ceoclips.com

ABOUT BNN

Business News Network (BNN) is Canada's only all business specialty channel. The centrepiece of the network's programming is its comprehensive real time coverage of global market activity from a Canadian perspective. BNN provides constant on screen ticker information from all major Canadian, U.S. and international stock markets and also specializes in company profiles, economic forecasting and analysis, segments on personal finance and interactive features that involve viewers.

Business News Network is received by over 4 million Canadian households through cable, direct-to-home satellite and wireless services. The network's estimated weekly reach is 4.3 million.

Key viewership groups include:

  Professionals and executives in the banking, investment and insurance sectors;
  Active, high net worth investors; and
  Self-employed entrepreneurs interested in staying in touch with the business world.

More than 50 per cent of BNN's viewers have annual household incomes of $75,000 or greater.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax® rotary technology used in the revolutionary design of light weight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and parent company Reg Technologies Inc. are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contacts:	REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.